SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Ascendis Pharma A/S

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

04351P101

(CUSIP Number)

12/31/2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351P101	13G

1	NAME OF REPORTING PERSON Artisan Partners Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 5,953,869
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 6,920,356

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,920,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12	TYPE OF REPORTING PERSON (see Instructions) IA

CUSIP No. 04351P101	13G

1	NAME OF REPORTING PERSON Artisan Investments GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 5,953,869
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 6,920,356

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,920,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12	TYPE OF REPORTING PERSON (see Instructions) HC

CUSIP No. 04351P101	13G

1	NAME OF REPORTING PERSON Artisan Partners Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 5,953,869
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 6,920,356

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,920,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12	TYPE OF REPORTING PERSON (see Instructions) HC

CUSIP No. 04351P101	13G

1	NAME OF REPORTING PERSON Artisan Partners Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 5,953,869
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 6,920,356

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,920,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12	TYPE OF REPORTING PERSON (see Instructions) HC

CUSIP No. 04351P101	13G

1	NAME OF REPORTING PERSON Artisan Partners Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 2,874,476
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 2,874,476

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,476
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (see Instructions) IC

Item 1(a)	Name of Issuer:

Ascendis Pharma A/S

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Tuborg Boulevard 12, DK-2900 Hellerup, Denmark

Item 2(a)	Name of Person Filing:

Artisan Partners Limited Partnership (“APLP”)

Artisan Investments GP LLC (“Artisan Investments”)

Artisan Partners Holdings LP (“Artisan Holdings”)

Artisan Partners Asset Management Inc. (“APAM”)

Artisan Partners Funds, Inc. (“Artisan Funds”)

Item 2(b)	Address of Principal Business Office:

APLP, Artisan Investments, Artisan Holdings, APAM, and Artisan Funds are all located at:

875 East Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

Item 2(c)	Citizenship:

APLP is a Delaware limited partnership

Artisan Investments is a Delaware limited liability company

Artisan Holdings is a Delaware limited partnership

APAM is a Delaware corporation

Artisan Funds is a Wisconsin corporation

Item 2(d)	Title of Class of Securities:

American Depositary Shares

Item 2(e)	CUSIP Number:

04351P101

Item 3	Type of Person:

(d) Artisan Funds is an Investment Company under section 8 of the Investment Company Act.

(e) APLP is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

(g) Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings.

Item 4	Ownership (at 12/31/2022):

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

6,920,356

(b)	Percent of class:

12.1% (based on 57,152,295 shares outstanding as of 1/10/2023)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: None

(ii)	shared power to vote or to direct the vote: 5,953,869

(iii)	sole power to dispose or to direct the disposition of: None

(iv)	shared power to dispose or to direct the disposition of: 6,920,356

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The shares reported herein have been acquired on behalf of discretionary clients of APLP; as reported herein, APLP holds 6,920,356 shares, including 2,874,476 shares on behalf of Artisan Funds. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/10/2023

ARTISAN PARTNERS ASSET MANAGEMENT INC,
for itself and as the general partner of
ARTISAN PARTNERS HOLDINGS LP

By:	Gregory K. Ramirez*

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	Gregory K. Ramirez *

ARTISAN PARTNERS FUNDS, INC.

By:	Gregory K. Ramirez *

*By:	/s/ Gregory K. Ramirez
Gregory K. Ramirez
Executive Vice President of Artisan Partners Asset Management Inc.
Vice President of Artisan Investments GP LLC
President and Chief Executive Officer of Artisan Partners Funds, Inc.

Exhibit Index

Exhibit 1	Joint Filing Agreement dated 2/10/2023 by and among Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, Artisan Partners Asset Management Inc., and Artisan Partners Funds, Inc.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: 2/10/2023

ARTISAN PARTNERS ASSET MANAGEMENT INC, for itself and as the general partner of ARTISAN PARTNERS HOLDINGS LP

By:	Gregory K. Ramirez*

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	Gregory K. Ramirez *

ARTISAN PARTNERS FUNDS, INC.

By:	Gregory K. Ramirez *

*By:	/s/ Gregory K. Ramirez
Gregory K. Ramirez
Executive Vice President of Artisan Partners Asset Management Inc.
Vice President of Artisan Investments GP LLC
President and Chief Executive Officer of Artisan Partners Funds, Inc.